Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31,
	2016	2015

Loss from continuing operations excluding income or loss from equity investments	$(209,277)	$(120,343)
Adjustments:
Fixed charges	46,700	102,073
Distributed income from equity investments	3,981	16,962
Capitalized interest, net of amortization	756	1,297
Total loss	$(157,840)	$(11)
Fixed charges:
Interest expense	$44,451	$99,252
Capitalized interest	14	—
Portions of rent which represent an interest factor	2,235	2,821
Total fixed charges	$46,700	$102,073
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$46,700	$102,073

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.